Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3ASR) and related prospectuses of Zenas BioPharma, Inc. for the registration of (1) an indeterminate amount of common stock, preferred stock, warrants and debt securities and (2) $200,000,000 of common stock, and to the incorporation by reference therein of our report dated March 11, 2025, with respect to the consolidated financial statements of Zenas BioPharma, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

October 8, 2025